SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 25, 2020

Commission File Number: 001-36614

Alibaba Group Holding Limited

(Registrant’s name)

c/o Alibaba Group Services Limited

26/F Tower One, Times Square

1 Matheson Street

Causeway Bay

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

Exhibit 4.1 — Third Amendment to Share and Asset Purchase Agreement by and among Alibaba Group Holding Limited, Ant Group Co., Ltd., SoftBank Group Corp. and the other parties named therein, dated August 24, 2020

Exhibit 4.2 — Amendment to Commercial Agreement by and among Alibaba Group Holding Limited, Ant Group Co., Ltd. and Alipay.com Co., Ltd., dated August 24, 2020

Exhibit 99.1 — Certain Changes to Arrangements with Ant Group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIBABA GROUP HOLDING LIMITED

Date: August 25, 2020	By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Title:	Company Secretary